

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail
Mr. Peter Currie
Executive Vice President and Chief Financial Officer
Nortel Networks Limited
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6

March 19, 2007

RE: **Nortel Networks Limited**
           Form 10-K for the fiscal year ended December 31, 2005
           Filed May 1, 2006
           File No. 0-30758

Dear Mr. Currie:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director